August 6, 2014

Ms. Katherine Hsu Office Chief U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:
J.P. Morgan Chase Commercial Mortgage Securities Trust 2013-LC11
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 28, 2014

JPMBB Commercial Mortgage Securities Trust 2013-C12
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 31, 2014

File Nos. 333-165147-07 and -08

Dear Ms. Hsu:

As you know, we are counsel to J.P. Morgan Chase Commercial Mortgage Securities Corp. (“JPMCC”) in connection with your letter dated July 14, 2014 (the “Comment Letter”), transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission relating to the above-captioned Form 10-Ks (collectively, the “Filings”).  On behalf of JPMCC, we furnished responses to those comments in my letter to you dated July 31, 2014 (the “Response Letter”).

In response to the comment to the Response Letter provided to me by Michelle Stasny, Esq. of the Staff by telephone yesterday, JPMCC has authorized us to confirm on its behalf that in future filings in which there is reported one or more material instances of noncompliance with applicable servicing criteria, JPMCC will disclose comparable information to that furnished in Response Letter (and to the extent such information is not within JPMCC’s control, JPMCC will use its reasonable best efforts to obtain it from the applicable servicing participant).

Michael S. Gambro   Tel +1 212 504 6825   Fax +1 212 504 6666   michael.gambro@cwt.com

In responding to the Staff’s comments with respect to the Filings, JPMCC has authorized us to acknowledge on their behalf, and we hereby acknowledge, that:

•	JPMCC is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	JPMCC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions you have regarding the foregoing.

Very truly yours, /s/ Michael S. Gambro Michael S. Gambro

cc:	Brian Baker Michelle Stasny, Esq. Bianca A. Russo, Esq.